PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (the “Agreement”) is made and entered into as of September ___, 2008 (the “Effective Date”) by and among VORTEX RESOURCES CORP., a corporation organized and existing under the laws of Delaware (the “Company” or “Pledgor”), TRAFALGAR CAPITAL SPECIALIZED INVESTMENT FUND, LUXEMBOURG, (the “Pledgee”).

RECITALS:

WHEREAS, in order to secure the full and prompt payment when due (whether at the stated maturity, by acceleration or otherwise) of all of the Company’s obligations (the “Obligations”) to the Pledgee or any successor to the Pledgee under this Agreement, the Securities Purchase Agreement of even date herewith between the Company and the Pledgee (the “Securities Purchase Agreement”), the Convertible Debentures (the “Convertible Debentures”) issued or to be issued by the Company to the Pledgee, either now or in the future, up to a total of Two Million Seven Hundred Fifty Thousand Dollars ($2,750,000) of principal, plus any interest, costs, fees, and other amounts owed to the Pledgee thereunder, the Security Agreement of even date herewith between the Company and the Pledgee (the “Security Agreement”), and all other contracts entered into between the Company and Pledgor in connection with Securities Purchase Agreement (collectively, the “Transaction Documents”), the Company has agreed to irrevocably pledge to the Pledgee 4,500,000 restricted shares of the Company’s common stock (the “Pledged Shares”) in the denominations set forth in Schedule 1 hereto. The parties acknowledge and agree that as of the date of the first payment due to the Pledgee under the Convertible Debenture, the amount of pledged shares herein shall be adjusted such that the value of the pledged shares will be equal to four times the value of the outstanding loan amount upon each monthly repayment.

NOW, THEREFORE, in consideration of the mutual covenants, agreements, warranties, and representations herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

TERMS AND CONDITIONS

1. Pledge and Transfer of Pledged Shares.

1.1. The Pledgor hereby grants to Pledgee a security interest in all Pledged Shares as security for the Company’s obligations under the Convertible Debentures. Simultaneously with the execution of the Transaction Documents, the Pledgor shall deliver to the Pledgee stock certificates representing the Pledged Shares, in such denominations as requested by the Pledgee, together with duly executed stock powers or other appropriate transfer documents executed in blank by the Pledgor (the “Transfer Documents”), and such stock certificates and Transfer Documents shall be held by the Pledgee until the full payment of all amounts due to the Pledgee under the Convertible Debentures and through repayment in accordance with the terms of the Convertible Debentures, or the termination or expiration of this Agreement.

2. Rights Relating to Pledged Shares. Upon the occurrence and during the continuance of an Event of Default (as defined herein), the Pledgee shall be entitled to vote the Pledged Shares, to receive dividends and other distributions thereon, and to enjoy all other rights and privileges incident to the ownership of the Pledged Shares.

3. Release of Pledged Shares from Pledge. Upon the payment of all amounts due to the Pledgee under the Convertible Debentures by repayment in accordance with the terms of the Convertible Debentures or waiver by Pledgee or termination of the Agreement by the Parties, the Pledgee shall return to the Pledgor the Transfer Documents and the certificates representing the Pledged Shares, (collectively the “Pledged Materials”), whereupon any and all rights of Pledgee in the Pledged Materials shall be terminated. Notwithstanding anything to the contrary contained herein, upon full payment of all amounts due to the Pledgee under the Convertible Debentures, by repayment in accordance with the terms of the Convertible Debentures, this Agreement and Pledgee’s security interest and rights in and to the Pledged Shares shall terminate.

4. Event of Default. An “Event of Default” shall be deemed to have occurred under this Agreement upon an Event of Default under the Transaction Documents.

5. Remedies. Upon and anytime after the occurrence of an Event of Default and a thirty (30) day grace period to cure such default, the Pledgee shall have the right to (i) sell the Pledged Shares and to apply the proceeds of such sales, net of any selling commissions, to the Obligations owed to the Pledgee by the Pledgor under the Transaction Documents, including, without limitation, outstanding principal, interest, legal fees, and any other amounts owed to the Pledgee, and exercise all other rights and (ii) any and all remedies of a secured party with respect to such property as may be available under the Uniform Commercial Code as in effect in the State of Florida. The Pledgee shall have the absolute right to sell or dispose of the Pledged Shares in any manner it sees fit and shall have no liability to the Pledgor or any other party for selling or disposing of such Pledged Shares even if other methods of sales or dispositions would or allegedly would result in greater proceeds than the method actually used. The Pledgee shall return any Pledged Shares released to it and remaining after the Pledgee has applied the net proceeds to all amounts owed to the Pledgee.

5.1. Each right, power and remedy of the Pledgee provided for in this Agreement or any other Transaction Document shall be cumulative and concurrent and shall be in addition to every other such right, power or remedy. The exercise or beginning of the exercise by the Pledgee of any one or more of the rights, powers or remedies provided for in this Agreement or any other Transaction Document or now or hereafter existing at law or in equity or by statute or otherwise shall not preclude the simultaneous or later exercise by the Pledgee of all such other rights, powers or remedies, and no failure or delay on the part of the Pledgee to exercise any such right, power or remedy shall operate as a waiver thereof. No notice to or demand on the Pledgor in any case shall entitle it to any other or further notice or demand in similar or other circumstances or constitute a waiver of any of the rights of the Pledgee to any other further action in any circumstances without demand or notice. The Pledgee shall have the full power to enforce or to assign or contract is rights under this Agreement to a third party.

Pledge Agreement

5.2. Demand Registration Rights. In addition to all other remedies available to the Pledgee, upon an Event of Default, the Pledgor shall promptly, but in no event more than sixty (60) days after the date of the Default Notice, file a registration statement to register with the Securities and Exchange Commission the Pledged Shares for the resale by the Pledgee. The Pledgor shall cause the registration statement to remain in effect until all of the Pledged Shares have been sold by the Pledgee.

6. Notices. Unless otherwise provided herein, all demands, notices, consents, service of process, requests and other communications hereunder shall be in writing and shall be delivered in person or by overnight courier service, or mailed by certified mail, return receipt requested, addressed:

If to a Pledgor, to such	Yossi Attia, CEO
Pledgor’s attention c/o:	9107 Wilshire Blvd., Suite 450
Beverly Hills, CA 90210
Facsimile: 310-461-1901

With Copy to:	Law Offices of Stephen M. Fleming LLC
403 Merrick Avenue, 2nd Floor
East Meadow NY 11554
Facsimile 516-977-1209

If to the Pledgee:	Trafalgar Capital Specialized Investment Fund, Luxembourg
18851 NE 29th Avenue
Aventura, Florida
Suite 306
Attention: Bob Press Portfolio Manager
Facsimile: 1-786-323-1651

Pledge Agreement

Any such notice shall be effective (a) when delivered, if delivered by hand delivery or overnight courier service, or (b) five (5) days after deposit in the United States mail, as applicable.

7. Binding Effect. All of the covenants and obligations contained herein shall be binding upon and shall inure to the benefit of the respective parties, their successors and assigns.

8. Governing Law; Venue; Service of Process. The validity, interpretation and performance of this Agreement shall be determined in accordance with the laws of the State of Florida applicable to contracts made and to be performed wholly within that state except to the extent that Federal law applies. The parties hereto agree that any disputes, claims, disagreements, lawsuits, actions or controversies of any type or nature whatsoever that, directly or indirectly, arise from or relate to this Agreement, including, without limitation, claims relating to the inducement, construction, performance or termination of this Agreement, shall be brought in the state courts located in Broward County, Florida or United States District Courts for the Southern District of Florida, and the parties hereto agree not to challenge the selection of that venue in any such proceeding for any reason, including, without limitation, on the grounds that such venue is an inconvenient forum. The parties hereto specifically agree that service of process may be made, and such service of process shall be effective if made, pursuant to Section 8 hereto.

9. Enforcement Costs. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees, court costs and all expenses even if not taxable as court costs (including, without limitation, all such fees, costs and expenses incident to appeals), incurred in that action or proceeding, in addition to any other relief to which such party or parties may be entitled.

10. Remedies Cumulative. No remedy herein conferred upon any party is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute, or otherwise. No single or partial exercise by any party of any right, power or remedy hereunder shall preclude any other or further exercise thereof.

11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

12. No Penalties. No provision of this Agreement is to be interpreted as a penalty upon any party to this Agreement.

Pledge Agreement

13. JURY TRIAL. EACH OF THE PLEDGEE AND THE PLEDGOR HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT WHICH IT MAY HAVE TO A TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION BASED HEREON, OR ARISING OUT OF, UNDER OR IN ANY WAY CONNECTED WITH THE DEALINGS BETWEEN PLEDGEE AND PLEDGOR, THIS PLEDGE AND ESCROW AGREEMENT OR ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO OR THERETO IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.

IN WITNESS WHEREOF, the parties hereto have duly executed this Pledge Agreement as of the date first above written.

VORTEX RESOURCES CORP.

By:
Name: Yossi Attia
Title: Chief Executive Officer

TRAFALGAR CAPITAL SPECIALIZED
INVESTMENT FUND, LUXEMBOURG

By:	Trafalgar Capital Sarl
Its:	General Partner

By:
Name: Andrew Garai
Title: Chairman of the Board

Pledge Agreement

Schedule 1

Pledgor:	Number of Shares Pledged:	Free Trading
Vortex Resources Corp.	4,500,000	No